March 11, 2013

Via EDGAR

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on March 4, 2013
File No. 000-54365

Dear Mr. Riedler:

On behalf of Brainstorm Cell Therapeutics Inc. (the “Company”), we submit the following response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) as set forth in your letter dated March 7, 2013, pertaining to our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

This response was prepared by the Company in consultation with its counsel, BRL Law Group LLC.

COMMENT 1. We note that the reverse stock split will result in an increase in the number of shares the Company has available for issuance. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split. If you have no such plans, arrangement or understandings, please revise your disclosure to so state.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following disclosure to its Proxy Statement under the section entitled “Principal Effects of the Proposed Reverse Split” on page 11 of the Proxy Statement:

On February 8, 2013, the Company filed an S-1 registration statement with the SEC to register up to $15,000,000 of its Common Stock and warrants. The Company currently has approximately 649,000,000 shares of Common Stock available for issuance, before giving effect to any reverse stock split. The proposed public offering is not contingent upon the approval of the reverse stock split and the Company plans to proceed with the proposed offering regardless of whether the reverse stock split proposal is approved. The Company has no current plans, arrangements or understandings to issue any of the shares that will be newly available following any reverse stock split.

BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (646) 666 3188	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regards to this response please contact the undersigned at +972 3 923 6384 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Liat Sossover

Liat Sossover

BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (646) 666 3188	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com